82-34794

04046272

In accordance with US-GAAP

# interim group report as at 30 September 2004

DEPFA BANK plc





DEPFA BANK

PERFORMANCE IN FINANCE

## *Shareholders*

Market capitalisation: € 4 bn
Number of shares: 353,019,720
100% free float



Germany
20%
Other Europe
19%
US/Canada
24%
Employees
5%
Rest of World
1%
UK
31%




## *Net income and RoE after tax*



€ m
400
350
300
250
200
150
100
50
0
%
40
35
30
25
20
15
10
5
0
14.8
22.3
29.4
32.5
137
236
370
382*
2001
2002
2003
09/2004




* € 305 m relate to continuing operations, and € 77 m to discontinued operations.

| Ratings | Fitch | Moody's | S&P |
|---|---|---|---|
| DEPFA BANK plc | F1+, AA–, B | P–1, Aa3, B | A–1+, AA– |
| DEPFA Deutsche Pfandbriefbank AG | F1+, AA–, B | P–1, Aa3, B | A–1, A+ |
| DEPFA ACS BANK | F1+, AA– | P–1, Aa3, C | A–1+, AA– |

# Group figures (including discontinued operations)

| | 3Q 2004 | 2Q 2004 | 1Q 2004 | 9 months 2004 | Change % 3Q '04 vs. 3Q '03 | 9 months '04 vs. 9 months '03 |
|---|---|---|---|---|---|---|
| **Earnings (€ m)** | | | | | | |
| Net interest income | 109 | 104 | 107 | 320 | 16.0 | 16.8 |
| Net interest income incl. interest from trading derivatives | 110 | 104 | 107 | 321 | 18.3 | 19.8 |
| Net commission income | 14 | 20 | 21 | 55 | -53.3 | -16.7 |
| Income from sale of assets | 73 | 8 | 97 | 178 | 108.6 | 104.6 |
| Trading result | 4 | 57 | -32 | 29 | -73.3 | -35.6 |
| of which from securities and derivatives | -1 | 66 | -42 | 23 | | |
| of which from derivatives valuation | 4 | -9 | 10 | 5 | | |
| of which from interest | 1 | – | – | 1 | | |
| **Total Revenues** | **200** | **189** | **193** | **582** | **14.9** | **23.3** |
| Personnel expenditure | -26 | -24 | -22 | -72 | 44.4 | 46.9 |
| Other administrative expenditure | -12 | -15 | -11 | -38 | 50.0 | 31.0 |
| Depreciation on fixed assets | -3 | -2 | -1 | -6 | 50.0 | 50.0 |
| **Administrative expenditure** | **-41** | **-41** | **-34** | **-116** | **46.4** | **41.5** |
| Other income and expenditure | -5 | -3 | – | -8 | -82.1 | -76.5 |
| Provision for loan losses | – | – | – | – | | |
| **Income before taxes** | **154** | **145** | **159** | **458** | **30.5** | **28.7** |
| Income and deferred tax | -24 | -16 | -34 | -74 | 4.3 | -6.3 |
| **Income after income taxes** | **130** | **129** | **125** | **384** | **36.8** | **38.6** |
| Minority interest income | -1 | -1 | – | -2 | -50.0 | -75.0 |
| **Group net income** | **129** | **128** | **125** | **382** | **38.7** | **42.0** |
| **Key ratios** | | | | | | |
| Cost/income ratio | 20.5% | 21.7% | 17.6% | 19.9% | | |
| Earnings per share according to US-GAAP (€) | 0.38 | 0.37 | 0.37 | 1.12 | 40.7 | 45.5 |
| Earnings per share (based on number of shares issued, in €) | 0.37 | 0.36 | 0.35 | 1.08 | 42.3 | 42.1 |
| RoE after tax | 30.9% | 32.8% | 34.3% | 32.5% | | |

| **Portfolio (€)** | 30.09.2004 | 30.06.2004 | 31.03.2004 | 31.12.2003 | Change 30.9.2004 vs. | 31.12.2003 |
|---|---|---|---|---|---|---|
| Public sector finance | 148,368 | 147,346 | 139,046 | 138,935 | 9,433 | 6.8 |
| Outstanding securities including loans taken up | 88,138 | 83,039 | 78,133 | 74,970 | 13,168 | 17.6 |
| Equity | 1,758 | 1,586 | 1,535 | 1,378 | 380 | 27.6 |
| Total assets | 183,003 | 180,736 | 178,609 | 173,965 | 9,038 | 5.2 |

Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank, the activities of Deutsche Pfandbriefbank are classified as discontinued operations.

# Contents

# Letter to Shareholders

**Dear Shareholders,**

DEPFA BANK plc maintained this year's strong momentum in the third quarter, reflected in excellent levels of new business, strong revenue growth, and new record levels of profitability. The profit after taxes of € 382 million in the first nine-months alone has already surpassed the total result for the whole of 2003.

DEPFA has boosted net profit by an average annualised rate of approx. 50% over the past three years due in large part to its early strategic foresight in gearing resources solely towards the requirements of public-sector clients around the world. This specialisation has led to a significant expansion in our geographical coverage as well as in the range of products offered and this will continue to form the heart of our strategy in the years to come. The US business has got off to a very successful start and in its first full year of operations is already making a healthy contribution to profits. We are continuing to develop our investment banking activities in Central and Eastern Europe, and increasingly in Asia.

Total revenues for the third quarter of 2004 amounted to € 200 million, up 14.9% over the same quarter of 2003. The improvement was driven by a significant increase in net interest income, which was 18% higher at € 110 million, and by income resulting from the placement of public-sector assets, which more than doubled (by 108.6%) to € 73 million. Income from the sale of public-sector assets is generated principally from two main sources. Firstly, we are continuously optimising our € 148 billion-strong global public finance portfolio, taking into account country allocations and credit spread developments. Secondly, our experience in investment banking allows us to anticipate the future performance of public sector bond prices in specific countries and to position ourselves accordingly.

Net commission income for the third quarter amounted to € 14 million, which represents a decline of € 16 million over the same quarter of 2003. Although the trading result has fluctuated somewhat during the course of the year, the overall result of € 28 million after nine months is still at a satisfactory level. Total revenues for the first three quarters of 2004 amounted to € 582 million, which corresponds to an increase of 23.3% year-on-year.

Personnel and administrative expenditure has so far risen considerably during 2004. After nine months costs totalled € 116 million; an increase of 41.5% year-on-year. Organic growth, characterised notably by the expansion of the product range and growth in the US business has led to an increase in staff levels (up 59 to 413 over the last 12 months). Another important reason for the increase in personnel expenditure is the first-time inclusion of variable costs resulting from the 2003 staff share compensation scheme.

Factors which have contributed to the growth in other administrative expenses include project expenditure relating to the planned sale of DEPFA Deutsche Pfandbriefbank AG as well as the move to new premises at some locations. At 20%, the cost/income ratio for the first nine months of 2004 was in line with our projections.

Net profit for the third quarter stood at € 129 million (+38.7% over Q3 2003). Earnings per share were € 0.38 (Q3 2003: € 0.27). The return on equity of 30.9% after taxes remains considerably higher than our long-term target level of over 20%. Two points are especially important to stress here in relation to return on equity and growth in earnings for the years ahead: firstly, the average annual profit growth of approx. 50% over the past three years has been the result of DEPFA's strategic decision to adopt a business model that is unique worldwide. Whilst we will carry on successfully developing the business we must also recognise that growth rates at the current very high levels are not sustainable. Secondly, as a major issuing house we will continue to improve our standing in the capital markets and to optimise our rating. We will continue with our very conservative dividend policy as the strengthening of our capital base from retained earnings was, and remains a mainstay of our business strategy.

Gerhard Bruckermann
Chairman und CEO

Thomas M. Kolbeck
Vice Chairman und Deputy CEO

# Interim Report as at 30 September 2004
# Group figures according to US-GAAP

## Group balance sheet as at 30 September 2004 of DEPFA BANK plc

| Assets (€ m) | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Cash and balances with central banks | 437 | 531 |
| Loans and advances to banks | 10,224 | 10,878 |
| Loans and advances to customers | 32,578 | 24,348 |
| Debt securities and other fixed income securities | 56,495 | 57,395 |
| Equities and other non fixed income securities | 113 | 56 |
| Equity participations | 1 | 5 |
| Intangible assets | 5 | 5 |
| Property and equipment | 15 | 9 |
| Other assets | 807 | 1,029 |
| Accrued interest and prepaid expenses | 3,082 | 2,484 |
| Assets held for sale* | 79,246 | 77,225 |
| **Total assets** | **183,003** | **173,965** |

* Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank AG, the assets and liabilities of Deutsche Pfandbriefbank are classified as held for sale (Note 11).

| Shareholders' equity and liabilities (€ m) | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Liabilities to banks | 48,162 | 49,944 |
| Liabilities to customers | 5,439 | 6,351 |
| Debt securities in issue | 41,613 | 31,580 |
| Other liabilities | 5,652 | 5,835 |
| Accrued interest and deferred income | 2,136 | 2,262 |
| Provisions | 108 | 36 |
| Hybrid capital | 400 | 300 |
| Liabilities held for sale* | 77,735 | 76,279 |
| **Total liabilities** | **181,245** | **172,587** |
| Equity | | |
| Subscribed capital | 104 | 103 |
| Capital reserve | 362 | 354 |
| Retained earnings | 1,179 | 838 |
| Other comprehensive income | 113 | 83 |
| **Total equity** | **1,758** | **1,378** |
| **Total shareholders' equity and liabilities** | **183,003** | **173,965** |
| | | |
| **Contingent liabilities and irrevocable loan commitments** | | |
| Contingent liabilities on guarantees and indemnity agreements | 36 | 43 |
| Irrevocable loan commitments | 12,799 | 6,930 |

* Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank AG, the assets and liabilities of Deutsche Pfandbriefbank are classified as held for sale (Note 11).

# Group profit and loss account for the period 1 January to 30 September 2004 of DEPFA BANK plc

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Interest receivable and similar income from | | |
| lending and money market business | 962 | 777 |
| fixed income securities | 1,790 | 1,589 |
| Interest payable and similar expenses | -2,545 | -2,213 |
| **Net interest income** | **207** | **153** |
| Commission income | 65 | 73 |
| Commission expenditure | -9 | -6 |
| **Net commission income** | **56** | **67** |
| **Income from sale of assets** | **153** | **43** |
| **Trading result** | **20** | **58** |
| **Operating income** | **436** | **321** |
| General administrative expenses | -97 | -55 |
| Depreciation and amortisation of intangible assets and property and equipment | -4 | -2 |
| Other income and expenditure | 7 | -3 |
| **Operating results before provision for loan losses** | **342** | **261** |
| Provision for loan losses | – | – |
| **Income before taxes** | **342** | **261** |
| Income and deferred taxes | -37 | -30 |
| ***Income after taxes*** | **305** | **231** |
| **Minority interest** | **–** | **–** |
| **Group net income from continuing operations** | **305** | **231** |
| **Results from discontinued operations** | **77** | **38** |
| ***Group net income*** | **382** | **269** |
| Weighted average number of ordinary shares | 341,996,032 | 347,103,865 |
| **Earnings per share from continuing operations (€)** | **0.89** | **0.66** |
| **Earnings per share from discontinued operations (€)** | **0.23** | **0.11** |
| **Total earnings per share (€)** | **1.12** | **0.77** |
| **Diluted earnings per share (€)** | **1.12** | **0.77** |

# Group statement of changes in shareholders' equity of DEPFA BANK plc

| € m | Subscribed capital | Capital reserve | Retained earnings | Other comprehensive income: Unrealised gains/losses from mark-to-market of securities | Other comprehensive income: Unrealised result from cash flow hedges | Other comprehensive income: Additional pension obligation | Other comprehensive income: Accumulated effects of currency translation | Total 2004 | Total 2003 |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at 1 January** | **103** | **354** | **838** | **85** | **1** | **-3** | **–** | **1,378** | **1,136** |
| Group net income | | | 125 | | | | | 125 | 83 |
| Other comprehensive income | | | | 37 | – | -1 | | 36 | -28 |
| **Comprehensive income** | **–** | **–** | **125** | **37** | **–** | **-1** | **–** | **161** | **55** |
| Purchase of shares for compensation scheme | | -10 | | | | | | -10 | -14 |
| Share compensation cost | – | 6 | | | | | | 6 | 1 |
| **Balance at 31 March** | **103** | **350** | **963** | **122** | **1** | **-4** | **–** | **1,535** | **1,178** |
| Group net income | | | 128 | | | | | 128 | 93 |
| Other comprehensive income | | | | -47 | 4 | – | | -43 | 7 |
| **Comprehensive income** | **–** | **–** | **128** | **-47** | **4** | **–** | **–** | **85** | **100** |
| Dividends | | | -41 | | | | | -41 | -35 |
| Purchase of shares for compensation scheme | | – | | | | | | – | -14 |
| Share compensation cost | 1 | 6 | | | | | | 7 | 3 |
| **Balance at 30 June** | **104** | **356** | **1,050** | **75** | **5** | **-4** | **–** | **1,586** | **1,232** |
| Group net income | | | 129 | | | | | 129 | 93 |
| Other comprehensive income | | | | 38 | -1 | – | | 37 | -41 |
| **Comprehensive income** | **–** | **–** | **129** | **38** | **-1** | **–** | **–** | **166** | **52** |
| Dividends | | | | | | | | – | |
| Purchase of shares for compensation scheme | | -1 | | | | | | -1 | -6 |
| Share compensation cost | – | 7 | | | | | | 7 | 3 |
| **Balance at 30 September** | **104** | **362** | **1,179** | **113** | **4** | **-4** | **–** | **1,758** | **1,281** |

# Consolidated statement of cash flows of DEPFA BANK plc

| **Consolidated Statement of Cash-flows (€ m)** | 2004 | 2003 |
|---|---|---|
| Cash & cash equivalents as of 1 January | 680 | 645 |
| Cash-flow from operating activities | -434 | 447 |
| Cash-flow from investing activities | -8,159 | -26,030 |
| Cash-flow from financing activities | 8,368 | 25,358 |
| Cash & cash equivalents as of 30 September | 455 | 420 |

# Quarterly performance of DEPFA BANK

| | 2004 €m Q3 | Q2 | Q1 | 2003 €m Q4 | Q3 | Q2 | Q1 | Change Q3 2003 vs. Q3 2004 €m | % |
|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 76 | 65 | 66 | 52 | 59 | 57 | 37 | 17 | 28.8% |
| Net interest income incl. interest in trading derivatives | 79 | 64 | 66 | 64 | 58 | 54 | 37 | 21 | 36.2% |
| Net commission income | 14 | 20 | 22 | 27 | 31 | 16 | 20 | -17 | -54.8% |
| Income from sale of assets | 60 | 7 | 86 | 4 | 7 | 18 | 18 | 53 | |
| Trading result | – | 51 | -31 | 50 | 7 | 25 | 26 | -7 | |
| of which from securities and derivatives | -1 | 66 | -42 | 19 | 11 | 16 | 16 | -12 | |
| of which from derivatives valuation | -2 | -14 | 11 | 19 | -3 | 12 | 10 | 1 | |
| of which from interest | 3 | -1 | – | 12 | -1 | -3 | – | 4 | |
| **Total revenues** | **150** | **143** | **143** | **133** | **104** | **116** | **101** | **46** | **44.2%** |
| Personnel expenditure | -21 | -20 | -17 | -12 | -13 | -14 | -9 | -8 | 61.5% |
| Other administrative expenditure | -11 | -19 | -9 | -22 | -5 | -6 | -8 | -6 | 120.0% |
| Depreciation on fixed assets | -3 | -1 | – | – | -1 | -1 | – | -2 | |
| **Administrative expenditure** | **-35** | **-40** | **-26** | **-34** | **-19** | **-21** | **-17** | **-16** | **84.2%** |
| Other income and expenditure | -1 | 6 | 2 | 4 | 5 | -3 | -5 | -6 | |
| Provision for loan losses | – | – | – | – | – | – | – | – | |
| **Income before taxes** | **114** | **109** | **119** | **103** | **90** | **92** | **79** | **24** | **26.7%** |
| Income and deferred tax | -10 | -9 | -18 | -18 | -11 | -11 | -8 | 1 | -9.1% |
| **Income after income taxes** | **104** | **100** | **101** | **85** | **79** | **81** | **71** | **25** | **31.6%** |
| Profit attributable to minority interests | – | – | – | -4 | – | – | – | – | |
| **Group net income from continuing operations** | **104** | **100** | **101** | **81** | **79** | **81** | **71** | **25** | **31.6%** |
| Result from discontinued operations | 25 | 28 | 24 | 20 | 14 | 12 | 12 | 11 | 78.6% |
| **Group net income** | **129** | **128** | **125** | **101** | **93** | **93** | **83** | **36** | **38.7%** |

(1) The profit and loss account figures for 2003 are based on the DEPFA Group interim/annual reports, as reclassified for discontinued operations.

## Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US–GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2003 were also applied for this interim report, including the calculation of comparative figures for the previous year.

DEPFA Converging Markets Co-Investment L.P. has been consolidated for the first time in the period ended 30 September 2004.

## Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004, the Bank announced its intention to sell its German subsidiary DEPFA Deutsche Pfandbriefbank AG ('Deutsche Pfandbriefbank').

The results of Deutsche Pfandbriefbank are included in the Group Profit and Loss Account under result from discontinued operations and its assets and liabilities on the balance sheet are classified as held for sale. The comparative amounts for 2003 are also reclassified accordingly.

The result from discontinued operations and the carrying values of assets and liabilities classified as held for sale are disclosed in Note 11 to the financial statements.

## Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2003. In order to conform with the current period's presentation, certain reclassifications have been made to the comparative figures. Assets and liabilities relating to discontinued operations have been classified as held for sale.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2003 are based on the DEPFA Group interim report as at 30 September 2003, as reclassified for discontinued operations.

### *(1) Loans and advances to banks*

| € m | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Public sector loans | 3,710 | 2,008 |
| Other loans and advances | 6,490 | 8,865 |
| Net deferred items | 24 | 5 |
| of which premiums | 25 | 5 |
| of which discounts | -1 | – |
| **Total** | **10,224** | **10,878** |
| of which repayable on demand | 2,388 | 2,970 |

## (2) Loans and advances to customers

| € m | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Public sector loans | 32,199 | 22,976 |
| Other loans and advances | 292 | 1,310 |
| Net deferred items | 87 | 62 |
| of which premiums | 87 | 62 |
| of which discounts | – | – |
| **Total** | **32,578** | **24,348** |

## (3) Debt securities and other fixed income securities

| € m | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Available for sale | 55,683 | 56,850 |
| Trading | 812 | 545 |
| **Total** | **56,495** | **57,395** |

## (4) Liabilities to banks

| € m | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Deposits | 12,211 | 10,876 |
| Other liabilities | 35,951 | 39,069 |
| Net deferred items | – | -1 |
| **Total** | **48,162** | **49,944** |
| of which due on demand | 323 | 217 |

## (5) Liabilities to customers

| € m | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Deposits | 3,675 | 4,723 |
| Other liabilities | 1,764 | 1,647 |
| Net deferred items | – | -19 |
| **Total** | **5,439** | **6,351** |
| of which due on demand | 10 | 1 |

## (6) Debt securities issued

| € m | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Public sector covered bonds | 19,593 | 10,180 |
| Other debt securities | 5,941 | 1,750 |
| Money market securities | 16,215 | 19,792 |
| Net deferred items | -136 | –142 |
| **Total** | **41,613** | **31,580** |

## (7) Net interest income

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Interest income from public sector finance | 860 | 674 |
| Interest income from other lending business and money market transactions | 102 | 103 |
| Interest income from fixed income securities | 1,790 | 1,589 |
| Interest expenditure for | | |
| Asset covered bonds | -411 | -137 |
| Other debt securities | -105 | -33 |
| Borrowings | -40 | -17 |
| Hybrid capital | -21 | – |
| Other banking transactions | -1,968 | -2,026 |
| **Total** | **207** | **153** |

## (8) Net commission income

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Commission income from banking transactions | 65 | 73 |
| Commission expenditure from banking transactions | -4 | -5 |
| Other commission expenditure | -5 | -1 |
| **Total** | **56** | **67** |

## *(9) Trading result*

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Securities and derivatives trading result | 23 | 43 |
| Valuation of derivatives / SFAS 133 | -5 | 19 |
| Net interest on trading derivatives | 2 | -4 |
| **Total** | **20** | **58** |

## *(10) General administrative expenses*

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Personnel expenditure | | |
| Wages and salaries | -55 | -34 |
| Social security costs | -3 | -2 |
| Other administrative expenditure | -39 | -19 |
| **Total** | **-97** | **-55** |

## *(11) Result from discontinued operations*

Summarised financial information for the discontinued operations is as follows:

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Operating result from discontinued operations: | | |
| Net interest income | 113 | 121 |
| Other income | 44 | 37 |
| Total expenditure | -43 | -71 |
| Profit/(loss) before tax | 114 | 87 |
| Tax | -37 | -49 |
| **Profit/(loss) after tax** | **77** | **38** |

The carrying values of assets and liabilities classified as held for sale are:

| € m | 30.09.2004 | 31.12.2003 |
| --- | --- | --- |
| Cash and balances with central banks | 18 | 149 |
| Loans and advances to banks | 8,416 | 7,589 |
| Loans and advances to customers | 36,439 | 38,437 |
| Debt securities and other fixed income | 29,438 | 25,974 |
| Equities and other non fixed income securities | – | 1 |
| Property and equipment | 5 | 7 |
| Other assets | 2,342 | 2,040 |
| Accrued interest and prepaid expense | 2,588 | 3,028 |
| **Total assets** | **79,246** | **77,225** |
| | | |
| Liabilities to banks | 9,650 | 7,694 |
| Liabilities to customers | 788 | 547 |
| Debt securities in issue | 58,969 | 59,909 |
| Other liabilities | 4,347 | 3,654 |
| Accrued interest and deferred income | 2,668 | 3,137 |
| Provisions | 212 | 232 |
| Hybrid capital | 1,083 | 1,083 |
| Minority interest | 18 | 23 |
| **Total liabilities** | **77,735** | **76,279** |

The above assets and liabilities are shown net of consolidation items.

No impairment provision is required in relation to the above carrying values, as, in the opinion of the directors, the fair value less the expected costs of sale exceed the carrying value.

## *(12) Incentive compensation programme*

At 30 September 2004, the Trust established to purchase shares under the Group incentive programme held 10,769,086 shares of DEPFA BANK plc at a cost of € 73 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 September 2004 amounted to € 20 million.

# Segmental reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

## Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", and "Other", based on the registered office or location of the respective Group company or branch office.

The geographical segment "Germany" relates entirely to discontinued operations and is therefore no longer presented.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

| Profit & loss account €m | Ireland | | Other | | Consolidation/ reconciliation | | Total | |
|---|---|---|---|---|---|---|---|---|
| | 30.09. 2004 | 30.09. 2003 | 30.09. 2004 | 30.09. 2003 | 30.09. 2004 | 30.09. 2003 | 30.09. 2004 | 30.09. 2003 |
| Net interest income | 163 | 106 | 43 | 47 | 1 | – | 207 | 153 |
| Net commission income | 33 | 30 | 23 | 40 | – | -3 | 56 | 67 |
| Net result from sale of assets | 144 | 26 | 10 | 22 | -1 | -5 | 153 | 43 |
| Net trading result | 2 | 40 | 18 | 22 | – | -4 | 20 | 58 |
| **Total operating income** | **342** | **202** | **94** | **131** | **0** | **-12** | **436** | **321** |
| Administrative expenditure | -77 | -33 | -30 | -25 | 10 | 3 | -97 | -55 |
| Depreciation | -4 | -1 | – | -1 | – | – | -4 | -2 |
| Other income/expenditure | 18 | – | 2 | -2 | -13 | -1 | 7 | -3 |
| **Total Expenditure** | **-63** | **-34** | **-28** | **-28** | **-3** | **2** | **-94** | **-60** |
| **Operating Results before provisions for loan losses** | **279** | **168** | **66** | **103** | **-3** | **-10** | **342** | **261** |
| Provision for loan losses | – | – | – | – | – | – | – | – |
| **Income from continuing operations before taxes** | **279** | **168** | **66** | **103** | **-3** | **-10** | **342** | **261** |
| Income tax | -32 | -19 | -5 | -13 | – | 2 | -37 | -30 |
| **Income from continuing operations after taxes** | **247** | **149** | **61** | **90** | **-3** | **-8** | **305** | **231** |
| Minority interest income | – | – | – | – | – | – | – | – |
| **Group net income continuing operations** | **247** | **149** | **61** | **90** | **-3** | **-8** | **305** | **231** |

# Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September 2004 for the DEPFA Group inclusive of discontinued operations.

| € m | Nominal amount Residual maturity | | | |
|---|---|---|---|---|
| | <= 1 year | 1–5 years | > 5 years | Total |
| Interest rate and currency swaps | 31,307 | 64,630 | 91,857 | 187,794 |
| Interest rate futures and forward rate agreements | 844 | – | – | 844 |
| Interest rate options purchased | 740 | 116 | 261 | 1,117 |
| Interest rate options written | 1,050 | 904 | 200 | 2,154 |
| Other interest rate contracts | 433 | 1,653 | 3,739 | 5,825 |
| Foreign exchange forward contracts | 5,827 | – | – | 5,827 |
| Credit derivatives | 121 | 2,390 | 2,862 | 5,373 |
| **Total** | **40,322** | **69,693** | **98,919** | **208,934** |

# Other details

The following notes relate to the DEPFA Group inclusive of discontinued operations.

## *New commitments*

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Public sector finance | 50,767 | 50,450 |
| Other loans | 1,416 | 1,121 |
| **Total** | **52,183** | **51,571** |

## *Primary sale of debentures including loans taken up*

| € m | 30.09.2004 | 30.09.2003 |
|---|---|---|
| Public sector covered bonds | 13,644 | 15,867 |
| Other debentures | 4,974 | 664 |
| Loans taken up | 2,259 | 368 |
| **Total** | **20,877** | **16,899** |

*Average number of employees*

| | 30.09.2004 | 30.09.2003 |
|---|---|---|
| **Total** | **395** | **334** |
| of which part time employees | 14 | 17 |

*Regulatory capital and capital adequacy ratios in accordance with BIS*

| **Regulatory capital (€ m)** | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Core capital (Tier I) | 1,502 | 1,563 |
| Supplementary (Tier II) | 1,259 | 1,159 |
| **Total regulatory capital** | **2,761** | **2,722** |

| **Capital adequacy ratios** | 30.09.2004 | 31.12.2003 |
|---|---|---|
| BIS risk weighted assets (€ m) | 15,623 | 12,316 |
| Core capital ratio (Tier I) | 9.61% | 12.7% |
| **Total capital ratio (Tier I + II)** | **17.67%** | **22.1%** |

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

# Management

**Members of the Executive Committee**

**Gerhard Bruckermann**
Chairman and CEO

**Thomas M. Kolbeck**
Vice Chairman and Deputy CEO

**Dermot Cahillane**

**Fulvio Dobrich**

**Reinhard Grzesik**

**Bo Heide-Ottosen**

**Rolf Hengsteler**

**Jürgen Karcher**

**Non-Executive Members of the Board of Directors**

**Dr. Richard Brantner,**
Deputy Chairman
Member of Bank Management Board (ret'd)

**Prof. Dr. Alexander Hemmelrath,**
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

**Maurice O'Connell**
Governor of Central Bank of Ireland (ret'd)

**Jacques Poos,**
Member of the European Parliament,
Minister of Foreign Affairs (ret'd) Luxembourg

**Hans W. Reich,**
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

**Prof. Dr. Frances Ruane,**
Professor at Trinity College Dublin

**Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,**
President of Deutsche Bundesbank (ret'd)

# Addresses

**DEPFA BANK plc**
1, Commons Street
**Dublin 1, Ireland**
Phone +353 1 792-222, Fax +353 1 792-0211
www.depfa.com

**Nordic Representative Office**
Frederiksgade 7
**1265 Copenhagen K, Denmark**
Phone +45 33 93-7571, Fax +45 33 93-7579

**London Branch**
105 Wigmore Street
**London W1U 1QY, United Kingdom**
Phone +44 20 7290-8400, Fax +44 20 7495-0580

**Madrid Representative Office**
Bárbara de Braganza 2.2° B
**28004 Madrid, Spain**
Phone +34 91 7004-640, Fax +34 91 3100-791

**New York Branch**
623 Fifth Avenue, 22nd Floor
**New York, N.Y. 10022, United States**
Phone +1 917 286 2000, Fax +1 917 286 2088

**Chicago Representative Office**
30 North LaSalle Street
Suite 1510
**Chicago, IL 60602, United States**
Phone +1 312 332 9100, Fax +1 312 332 9192

**Paris Branch**
8, rue Halévy
**75009 Paris, France**
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

**Rome Branch**
Via di Torre Argentina n.21 (Palazza Origo)
**00186 Rome, Italy**
Phone +39 06 6840-2801, Fax +39 06 6840-2831

**San Francisco Representative Office**
One Market
Steuart Tower, Suite 1125
**San Francisco, California, CA 94105, USA**
Phone +1 415 541-7991, Fax +1 415 541-9036

**DEPFA Deutsche Pfandbriefbank AG**
An der Welle 5
**60322 Frankfurt, Germany**
Phone +49 69 5006-0, Fax +49 69 5006-1331

**Rome Branch**
Via di Torre Argentina n.21 (Palazza Origo)
**00186 Rome, Italy**
Phone +39 06 6840-2801, Fax +39 06 6840-2831

**Tokyo Branch**
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
**Tokyo 105-624 1, Japan**
Phone +81 3 5402-9000, Fax +81 3 5402-9010

**DEPFA Investment Bank Ltd.**
International Banking Unit
10 Diomidous Street, 3rd floor
**CY-2024 Nicosia**
Phone +357 22 396 300, Fax +357 22 396 399

**Hong Kong Representative Office**
1005 ICBS Tower
3 Garden Road
**Central, Hong Kong**
Phone +852 2509-9100, Fax +852 2509-9099

**DEPFA ACS BANK**
1, Commons Street
**Dublin 1, Ireland**
Phone +353 1 792-222, Fax +353 1 792-0211

**DEPFA UK Limited**
105 Wigmore Street
**London W1U 1QY, United Kingdom**
Phone +44 20 7290-8400, Fax +44 20 7495-0580

**DEPFA Capital Japan K. K.**
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
**Tokyo 105-624 1, Japan**
Phone +81 3 3437-7620, Fax +81 3 3437-7623

**DEPFA Finance N.V.**
Herengracht 450
**1017 CA Amsterdam, Netherlands**
Phone +31 20 555 4466, Fax +31 20 555 4308

**DEPFA BANK plc**
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

DEPFA BANK